UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549

                                 FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    To Be Filed Annually Prior to March 1

                                IDACORP, Inc.
                              (Name of Company)

HEREBY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION, PURSUANT TO RULE 2, ITS STATEMENT CLAIMING EXEMPTION AS A HOLDING COMPANY FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AND SUBMITS THE FOLLOWING
INFORMATION:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
   (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST, AS OF DECEMBER 31, 2000.

Name/                              Location and
(State of Organization)            Nature of Business

                    Claimant

IDACORP, Inc.                      Principal Executive Office
(Idaho)                            located at 1221 W Idaho Street
                                   Boise, Idaho  83702-5627
                                   Holding Company

          Subsidiaries of IDACORP, Inc.

Idaho Power Company                Boise, Idaho
(Idaho)                            Electric Utility

Ida-West Energy Company            Boise, Idaho
(Idaho)                            Electrical Generation

IDACORP Services Co.               Boise, Idaho
(Nevada)                           Marketing Company

IDACORP Energy Services Co.        Boise, Idaho
(Nevada)                           Marketing Company

IDACORP Technologies Inc.          Boise, Idaho
(Idaho)                            Research and Development

IdaTech, LLC.                      Bend, Oregon
(Oregon)                           Fuel Cell Research and Development

Applied Power Corporation          Lacey, Washington
(Washington) (sold January 2001)   Solar Energy Business

IDACORP Financial Services, Inc.   Boise, Idaho
(Idaho)                            Non Utility Investments

IDACOMM, Inc.                      Boise, Idaho
(Idaho)                            Broadband Service Provider

Rocky Mountain
   Communications, Inc.            Boise, Idaho
(Idaho)                            Internet Communications








          Subsidiaries of Idaho Power Company

Idaho Energy Resources Co.         Boise, Idaho
(Wyoming)                          Coal Mining

Pathnet/Idaho Power
   Equipment, LLC                  Boise, Idaho
(Delaware)                         Microwave Communications

Idaho Power Resources Corporation  Boise, Idaho
(Idaho)                            Renewable Energy Resources

          Subsidiaries of Ida-West Energy Company

Y-8 Power Company                  Boise, Idaho
(Idaho)                            Electrical Generation

Falls River Hydro Company          Boise, Idaho
(Idaho)                            Electrical Generation

Hazelton Power Company             Boise, Idaho
(Idaho)                            Electrical Generation

Wilson Power Company               Boise, Idaho
(Idaho)                            Electrical Generation

I-W Land Company                   Boise, Idaho
(Idaho)                            Land Development for Electrical Generation

Ida-West Operating Services, Inc.  Boise, Idaho
(Idaho)                            Electrical Generation

South Forks Hydro Company          Boise, Idaho
(Idaho)                            Electrical Generation

Ida-West Acquisition Company       Boise, Idaho
(Idaho)                            Electrical Generation

Hermiston Power Company            Boise, Idaho
(Oregon)                           Electrical Generation

                 Subsidiaries of IDACORP Energy Solutions Co.

IDACORP Retail Enterprises Co.     Boise Idaho
(Idaho)                            Retail Marketing


2.A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS
  SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     IDACORP, Inc. (Company) owns no property used in the generation, transmission, or distribution of electricity or for the production, transmission and distribution of natural or manufactured gas.

     Idaho Power Company ("IPC") is an electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an approximately 20,000-square-mile area in southern Idaho, eastern Oregon and northern Nevada, with an estimated population of 814,000. IDACORP, Inc. has no public utility subsidiaries that own properties used in the production, transmission and distribution of natural or manufactured gas. IPC is the only public utility subsidiary of IDACORP, Inc. that owns properties used in the generation, transmission or distribution of electric energy. IPC holds franchises in approximately 72 cities in Idaho and ten cities in Oregon, and holds certificates from the respective public utility regulatory authorities to serve all or a portion of 28 counties in Idaho, three counties in Oregon and one county in Nevada. As of December 31, 2000, IPC supplied electric energy to over 390,000 general business customers and had 1,713 full-time employees.


     IPC's system includes for the year ended December 31, 2000 15 hydroelectric generating plants located in southern Idaho and two located in eastern Oregon (see Company's Annual Report on Form 10-K file number 1-3198 for more information). IPC also shares ownership in three coal-fired generating plants located in Wyoming, Oregon and Nevada, respectively.

     IPC owns approximately 4,656 miles of high voltage transmission lines; 21 step-up transmission substations located at power plants; 17 transmission substations; 7 transmission switching stations; and 205 energized distribution substations. These facilities are located in Idaho, Oregon, Wyoming, Nevada and Montana.

     IPC's generating facilities are interconnected through its integrated transmission system and are operated on a coordinated basis to achieve maximum load-carrying capability and reliability. Through its connections with Bonneville Power Administration (BPA), and other utilities, IPC has access to all the major electric systems in the West.


3.THE FOLLOWING INFORMATION FOR THE LATEST CALENDAR YEAR (2000) WITH RESPECT
  TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

     (A) NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     (B) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
         MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

     (C) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
         MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

     (D) NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
         MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

     Claimant: None

     Idaho Power Company:

                                    MWH
                             Retail     Wholesale
                               (thousands of MWH)
     (a) Number of MWH of electricity
         energy sold:
         Idaho                13,895      2,330
         Oregon                  652      5,690
         Nevada                   51      1,935
         Arizona                          5,091
         California                       2,367
         Colorado                           107
         Montana                             52
         Nebraska                             1
         New Mexico                         421
         Utah                               389
         Washington                       9,281
         Wyoming                            189
     (b) Number of MWH of
         electric energy
         distributed at
         retail outside
         the state               703 (see (a) (above)

     (c) Number of MWH of
         electric energy
         sold at wholesale
         outside the state
         or at the state
         line                   (see (a) above)

     (d) Number of MWH of
         electric energy
         purchased outside
         the state or at              MWH Purchases
         the state line:           (thousands of MWH)
         Idaho                            2,984
         Oregon                           5,208
         Nevada                           1,043
         Arizona                          5,436
         California                       2,292
         Colorado                           260
         Iowa                                31
         Montana                            423
         Nebraska                            34
         New Mexico                         554
         Utah                               717
         Washington                       8,109
         Wyoming                            472
         Other                                -




4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
   DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF THE INTEREST HELD.

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY
          COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR
          ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY
          COMPANY.

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND
          DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND
          FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          None






                                  EXHIBIT A

                            FINANCIAL STATEMENTS

Exhibit
Number         Description of Exhibit

99.(A) Consolidating statements of income and retained earnings for the calendar year 2000 together with the consolidating balance sheets as of December 31, 2000 for IDACORP, Inc., Idaho Power Company, Ida-West Energy Company, IDACORP Energy Solutions Co. and their respective subsidiaries.




                                  EXHIBIT B

  ORGANIZATIONAL CHART SHOWING RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY

None.




                                 SIGNATURES



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 31st day of March, 2001.

                                IDACORP, Inc.


                          By:  /s/  J. LaMont Keen
                               J. LaMont Keen
                           Senior Vice President-
                             Administration and
                           Chief Financial Officer


(Corporate Seal)
                         By:  /s/ Darrel T. Anderson
                             Darrel T. Anderson
                           Vice President-Finance
                                and Treasurer



Attest:


                         By  /s/  Robert W. Stahman
                              Robert W. Stahman
                           Vice President, General
                            Counsel and Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                             Darrel T. Anderson
                           Vice President-Finance
                                and Treasurer
                                 P.O. Box 70
                             Boise, Idaho  83707
                               (208) 388-2650



                                EXHIBIT INDEX

                           Description of Exhibits

Exhibit
Number


99.(A) Consolidating statements of income and retained earnings for the calendar year 2000 together with the consolidating balance sheets as of December 31, 2000 for IDACORP, Inc., Idaho Power Company, Ida-West Energy Company, IDACORP Energy Solutions Co. and their respective subsidiaries.